                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               Polymer Group, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   731745 10 5
             -------------------------------------------------------
                                 (CUSIP Number)

                                                      Copy to:
   Jerry Zucker                                       H. Kurt von Moltke
   The InterTech Group, Inc.                          Kirkland & Ellis
   FTG, Inc.                                          200 E. Randolph Drive
   4838 Jenkins Avenue                                Chicago, Illinois 60601
   North Charleston, South Carolina 29405             (312) 861-2000
   (843) 744-5174

     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                January 22, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 731745105                     13D
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      Jerry Zucker

      S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [_________________]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                      [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,061,558 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             4,368,189 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,061,558 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,368,189 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,429,747 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                 [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
      * See Instructions

CUSIP NO. 731745105                     13D
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      The InterTech Group, Inc.

      S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [_________________]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                      [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,088,568 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,088,568 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,088,568 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                 [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
      * See Instructions

CUSIP NO. 731745105                     13D
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      FTG, Inc.

      S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [_________________]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                      [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            261,651 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             261,651 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      261,651 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                 [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
      * See Instructions

         This Amendment No. 5 (this "Amendment No. 5") amends and supplements the statement on Schedule 13D (as previously amended and supplemented, the "Statement") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Polymer Group, Inc. (the "Issuer"), as previously filed and amended by Jerry Zucker, The InterTech Group, Inc. ("InterTech") and FTG, Inc. ("FTG") (together, the "Reporting Persons"). James G. Boyd is not a Reporting Person for purposes of this form, but information on Mr. Boyd is provided by virtue of the fact that he is Executive Vice President, Treasurer, Secretary and a Director of both InterTech and FTG.

         Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement. Except as indicated herein, the information set forth in the Statement remains unchanged.

Item 2.  Identity and Background.
         ------------------------

         Item 2 is hereby amended to incorporate by reference the amended Exhibit A, which is filed as an exhibit to this Amendment No. 5.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         As previously disclosed in the Issuer's public filings with the Securities and Exchange Commission, InterTech, Mr. Zucker, Mr. Boyd and Golder, Thoma, Cressey Fund III Limited Partnership ("GTC"), among others, are party to an agreement, pursuant to which, upon the occurrence of certain events, each of Mr. Zucker, InterTech and Mr. Boyd would receive from GTC shares of Common Stock of the Issuer. Such events have occurred and as a result, Mr. Zucker received 443,329 shares of Common Stock from GTC, InterTech received from GTC 489,011 shares of Common Stock, and Mr. Boyd received from GTC 147,778 shares of Common Stock. There are no further rights or obligations of the parties under such agreement following the completion of this transaction.

Item 4.  Purpose of Transaction.
         -----------------------

         In addition to the shares of Common Stock already held by Mr. Zucker, InterTech and Mr. Boyd, all of the shares of Common Stock of the Issuer received by such persons as described above are held for investment purposes. The Reporting Persons may acquire additional shares of Common Stock from time to time for investment purposes. None of Mr. Zucker, InterTech and Mr. Boyd has any further rights or obligations under the agreement described above. The Reporting Persons have no other plans or proposals which would relate to or result in any action described in the instructions to this Item 4.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a)      Amount Beneficially Owned:

                  The shares of Common Stock covered by this statement beneficially owned by the Reporting Persons and Mr. Boyd are as follows: (based on 32,004,200 shares outstanding in the case FTG and InterTech; 32,004,200 shares outstanding and 77,500 shares subject to options held by Mr. Zucker that are exercisable within 60 days; and 32,004,200 shares outstanding and 46,250 shares subject to options held by Mr. Boyd that are exercisable within 60 days in the case of Mr. Boyd; all as of November 5, 2001)

                                      Shares Beneficially  Percentage of
Name                                         Owned            Class
------------------------------------- -------------------  --------------
Jerry Zucker                               8,429,747         26.5%
-------------------------------------------------------------------------
InterTech                                  4,088,568         12.8%
-------------------------------------------------------------------------
FTG                                          261,651          0.8%
-------------------------------------------------------------------------
James G. Boyd                              5,023,018         15.7%
-------------------------------------------------------------------------

The shares of Common Stock reflected above include 4,061,558 shares held by Mr. Zucker (including 77,500 shares subject to options exercisable within 60 days), 7,080 held by Mr. Zucker's wife, 10,890 held in trust for Mr. Zucker's children, 4,088,568 shares held by InterTech, 261,651 shares held by FTG and 672,799 shares held by Mr. Boyd (including 46,250 shares subject to options exercisable within 60 days). Mr. Zucker is Chairman, Chief Executive Officer, a Director and the controlling stockholder of both InterTech and FTG, and as a result may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a Director and a stockholder of both InterTech and FTG, and as a result may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Messrs. Zucker and Boyd each expressly disclaim beneficial ownership of the shares held by each of InterTech and FTG. Mr. Zucker disclaims beneficial ownership of the shares held in the names of his wife and children.

In addition to the shares described above, Mr. Zucker holds options to purchase shares of Common Stock which are not currently beneficially owned by Mr. Zucker pursuant to Rule 13d- 3(d)(1), because such options are not exercisable within 60 days. Such currently unexercisable options consist of the following: (A) under the Issuer's 1996 Key Employee Stock Option Plan (the " 1996 Plan"), Mr. Zucker holds options to purchase an additional 195,000 shares of Common Stock (at a purchase price of $1.88 per share), which options vest in equal annual installments on September 24, 2002 through September 24, 2004; and (B) under the Issuer's 2001 Key Employee Stock Option Plan (the "2001 Plan"), Mr. Zucker holds options to purchase an additional 37,500 shares of Common Stock (at a purchase price of $2.75 per share), which options vest in equal annual installments on June 6, 2002 through June 6, 2004.

The Reporting Persons and certain other shareholders of the Issuer are parties to a Voting Agreement. The Voting Agreement provides that the parties thereto will vote in the same manner on certain issues, including the election of directors. Collectively, the parties to the Voting Agreement own 15,507,590 or 48.3%, of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock owned by the other parties to the Voting Agreement. Exhibit A of this Amendment No. 5, which is incorporated herein by reference, sets forth the following information with respect to each party to the Voting Agreement: (i) name, (ii) address of principal business office, and (iii) the number of shares of Common Stock owned by such party.

(b)      Number of Shares as to which such person has:

         (i)    Sole power to vote or to direct the vote:

                Jerry Zucker              4,061,558
                InterTech                 4,088,568
                FTG                         261,651
                James G. Boyd               672,799

         (ii)   Shared power to vote or to direct the vote:

                Jerry Zucker              4,368,189
                James G. Boyd             4,350,219

         (iii)  Sole power to dispose or to direct the disposition of:

                Jerry Zucker              4,061,558
                InterTech                 4,088,568
                FTG                         261,651
                James G. Boyd               672,799

         (iv)   Shared power to dispose or to direct the disposition of:

                Jerry Zucker              4,368,189
                James G. Boyd             4,350,219

The filing of this Statement shall not be construed as an admission by Mr. Zucker, InterTech, FTG, Mr. Boyd or any party to the Voting Agreement that such person is, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Transactions Within the Past 60 Days: In the past 60 days, the following transactions have occurred involving the persons named in paragraph (a) above.

                                                                Number of
               Person Receiving                         Shares received pursuant to
               Shares Pursuant to the agreement               the agreement
               --------------------------------               -------------
               Jerry Zucker                                        443,329
               The InterTech Group, Inc.                           489,011
               James G. Boyd                                       147,778

               The above shares were received on January 22, 2002 in a private transaction. Reference is made to Items 3 and 4 of this Amendment No. 5 with respect to the manner in which these shares were acquired.

          (d) Right to Receive or Power to Direct: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

          (e)  Date Reporting Person Ceased to be 5% Owner: Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Reference is made to the information disclosed under Items 2, 3, 4 and 5 of the Statement and this Amendment No. 5 regarding the Voting Agreement, and to Item 5 of this Amendment No. 5 regarding stock options held by Mr. Zucker.

Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

          EXHIBIT A:   Exhibit A is hereby amended to incorporate by reference
                       the information set forth in amended Exhibit A, which is filed herewith.

          EXHIBIT H:   Joint Filing Agreement among the Reporting Persons
                       pursuant to Rule 13d-1(f) under the Securities Exchange
                       Act of 1934, as amended, relating to the filing of this Amendment No. 5 to Schedule 13D.

          EXHIBIT I: Option Agreement dated June 6, 2001 between the Issuer and Jerry Zucker.

          EXHIBIT J:   Option Agreement dated September 24, 2001 between the
                       Issuer and Jerry Zucker.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2002


                                             /s/ Jerry Zucker
                                             -----------------------------------
                                             Print Name: Jerry Zucker

                                             The InterTech Group, Inc.


                                             By:  /s/ Jerry Zucker
                                                  ------------------------------
                                             Print Name: Jerry Zucker
                                             Its: Chairman, President and CEO


                                             FTG, Inc.


                                             By:  /s/ Jerry Zucker
                                                  ------------------------------
                                             Print Name: Jerry Zucker
                                             Its: Chairman, President and CEO

                                    Exhibit A
                         Parties to the Voting Agreement
                         -------------------------------

                                         Address of Principal                   Number of Shares
Name                                       Business Office                     of Common Stock (a)
------------------------------     ---------------------------------         -----------------------
Jerry Zucker                       4838 Jenkins Avenue                            4,061,558
                                   North Charleston, SC 29405

James G. Boyd                      4838 Jenkins Avenue                              672,799
                                   North Charleston, SC 29405

The InterTech Group, Inc           4838 Jenkins Avenue                            4,088,568
                                   North Charleston, SC 29405

Golder, Thoma, Cressey             c/o Golder, Thoma, Cressey, Rauner, Inc.       5,627,176
Fund III, Limited Partnership      6100 Sears Tower
                                   Chicago, IL 60606-6402

FTG, Inc.                          4838 Jenkins Avenue                              261,651
                                   North Charleston, SC 29405

Leeway & Co.                       c/o State Street Bank and Trust Co.              795,838
                                   Master Trust Division-Q4W
                                   P.O. Box 1992
                                   Boston, MA 02110


(a) Share information provided in this Exhibit A is based on the most recent information available to the Reporting Persons through public disclosure or otherwise. Each Reporting Person makes no representations as to the accuracy of information set forth herein other than for itself.

                                    Exhibit H

               SCHEDULE 13D AMENDMENT NO. 5 JOINT FILING AGREEMENT
               ---------------------------------------------------

             The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

     (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and this Amendment No. 4 to Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

     (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

             This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                    * * * * *

Date: January 28, 2002


                                             /s/ Jerry Zucker
                                             -----------------------------------
                                             Print Name: Jerry Zucker


                                             The InterTech Group, Inc.


                                             By: /s/ Jerry Zucker
                                                --------------------------------
                                             Print Name: Jerry Zucker
                                             Its:  Chairman, President and CEO


                                             FTG, Inc.


                                             By: /s/ Jerry Zucker
                                                 -------------------------------
                                             Print Name: Jerry Zucker
                                             Its:  Chairman, Chief Executive
                                                   Officer and President